UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934


Streamline Health Solutions Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

86323X106
(CUSIP Number)

Melissa Dehn
305 SE Chkalov Dr., Suite 111-322
Vancouver, WA  98683
(360) 737-4153
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

06/07/2022
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 86323X106	SCHEDULE 13D	Page 2 of 10



 1   Name of Reporting Person
     Justin J. Ferayorni
     IRS Identification No. of Above Person
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]

 3   SEC USE ONLY

 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

 6   Citizenship or Place of Organization
     United States Citizen

     NUMBER OF         7   Sole Voting Power           5,128,308
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      5,128,308
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     5,128,308

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     10.7%

14   Type of Reporting Person
     IN



CUSIP No. 86323X106	SCHEDULE 13D	Page 3 of 10



 1   Name of Reporting Person
     Tamarack Capital GP, LLC
     IRS Identification No. of Above Person	47-4492240
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]

 3   SEC USE ONLY

 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

6   Citizenship or Place of Organization
     Delaware

     NUMBER OF         7   Sole Voting Power           4,930,882
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      4,930,882
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     4,930,882

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     10.3%

14   Type of Reporting Person
     HC



CUSIP No. 86323X106	SCHEDULE 13D	Page 4 of 10



 1   Name of Reporting Person
     Tamarack Advisers, LP
     IRS Identification No. of Above Person	47-4492240
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]

 3   SEC USE ONLY

 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

6   Citizenship or Place of Organization
     Delaware

     NUMBER OF         7   Sole Voting Power           4,930,882
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      4,930,882
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     4,930,882

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     10.3%

14   Type of Reporting Person
     IA



CUSIP No. 86323X106	SCHEDULE 13D	Page 5 of 10



 1   Name of Reporting Person
     Tamarack Capital Management, LLC
     IRS Identification No. of Above Person	90-0292676
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]

 3   SEC USE ONLY

 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

6   Citizenship or Place of Organization
     Delaware

     NUMBER OF         7   Sole Voting Power           4,930,882
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      4,930,882
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     4,930,882

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     10.3%

14   Type of Reporting Person
     HC



CUSIP No. 86323X106	SCHEDULE 13D	Page 6 of 10



 1   Name of Reporting Person
     Tamarack Global Healthcare Fund, L.P.
     IRS Identification No. of Above Person	20-8297742
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [ ]
                                                        (b) [ ]

 3   SEC USE ONLY

 4   Source of Funds                                         WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

6   Citizenship or Place of Organization
     Delaware

     NUMBER OF         7   Sole Voting Power           4,223,334
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      4,223,334
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     4,223,334

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     8.8%

14   Type of Reporting Person
     PN




CUSIP No. 86323X106	SCHEDULE 13D	Page 7 of 10


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Streamline Health Solutions Inc. (the "Issuer"). The principal executive office of the Issuer is 2400 Old Milton Parkway, Box 1353, Alpharetta, GA 30009.

Item 2.   Identity and Background

This Schedule is filed on behalf of the following entities:

Justin John Ferayorni, a United States Citizen.
Tamarack Capital GP, LLC, a Delaware limited liability company
("Tamarack GP")
Tamarack Advisers, LP, a Delaware limited partnership("Tamarack
IA")
Tamarack Capital Management, LLC, a Delaware limited liability company("Tamarack PFGP")
Tamarack Global Healthcare Fund, L.P., a Delaware limited partnership("Tamarack GHF")

The business address of the reporting entities is 5050 Avenida
Encinas, Suite 360, Carlsbad, CA  92008.

Mr. Ferayorni's main occupation or employment is an investment adviser representative with Tamarack Advisers, LP, a registered investment adviser located at the address listed above.

Mr. Ferayorni is the sole owner of Tamarack GP, the general partner of Tamarack IA, of which he also the sole limited partner.

Mr. Ferayorni is the sole owner of Tamarack PFGP, the general partner of Tamarack GHF.

Mr. Ferayorni has not, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the reporting entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



CUSIP No. 86323X106	SCHEDULE 13D	Page 8 of 10


Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of the reporting entities, and Grants of restricted stock from the issuer.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, the reporting entities may increase beneficial ownership of securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.

Item 5.   Interest in Securities of the Issuer

(a),(b)   Reference is made hereby to Items 7-11 and 13 of pages
          2 through 6 of this Schedule, which Items are incorporated by reference herein.

          The calculation of percentage of beneficial ownership in item 13 of pages 2 through 8 were derived from the Issuer's Form 10-K filed with the Securities and Exchange Commission on April 28, 2022, in which
          The Issuer stated that the number of shares of Common Stock outstanding as of April 18, 2022 was 48,104,880.

(c) The reporting entities acquired beneficial ownership over the following stock in the last sixty days, as part of their regular investment activities using
          FINRA registered broker-dealers.

          Date               #of shares           Price
          ----------------   ----------------     $-------------
          06/07/2022           54,745              0.00

The acquisition of the above shares by Justin Ferayorni was through a grant by Streamline Health Solutions Inc.



CUSIP No. 86323X106	SCHEDULE 13D	Page 9 of 10


(d) No Other than the reporting persons, the additional private fund, for which Tamarack PFGP serves as general partner and Tamarack IA serves as investment adviser, and the owners of the family accounts managed by Mr. Ferayorni have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the common stock mentioned in item 1.

(e)       Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.

Item 7.   Material to be Filed as Exhibits

     None.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November  11, 2022

        Justin J. Ferayorni


        /s/ Justin J. Ferayorni
        ________________________
        By:     Justin J. Ferayorni
        Its:    Himself

        Tamarack Capital GP, LLC


        /s/ Justin J. Ferayorni
        ________________________
        By:     Justin J. Ferayorni
        Its:    Managing Member

        Tamarack Advisers, LP


        /s/ Justin J. Ferayorni
        ________________________
        By:     Justin J. Ferayorni
        Its:    Managing member of its general partner

Continued on next page



CUSIP No. 86323X106	SCHEDULE 13D	Page 10 of 10


Signatures (continued)

        Tamarack Capital Management, LLC


        /s/ Justin J. Ferayorni
        ________________________
        By:     Justin J. Ferayorni
        Its:    Managing member

        Tamarack Global Healthcare Fund, L.P.


        /s/ Justin J. Ferayorni
        ________________________
        By:     Justin J. Ferayorni
        Its:    Managing member of its general partner